April 3, 2020

To Honeywell Shareowners:

Mercy Investment Services, along with co-filer LGPS Central, are urging shareowners to vote FOR Proposal 5 at the Honeywell shareowner meeting on April 27, 2020.

The proposal asks Honeywell to prepare an annual report on its lobbying.

Resolved, the shareowners of Honeywell request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Honeywell used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Description of management’s and the Board’s decision-making process and oversight for making payments described in section 2 above.

The proposal is part of an ongoing investor campaign1 for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Honeywell shareowners. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Honeywell’s reputation and long-term sustainable growth to the detriment of shareowner value. During these uncertain times with the global spread of COVID-19 and the potentially devastating economic impacts, transparency and accountability of corporate lobbying activities and expenditures are especially important.

Reputation: Corporate Reputation Is an Important Component of Shareowner Value

•	According to a Conference Board study, companies with a high corporate reputation perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]
•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed March 18, 2019.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

Federal Lobbying – Honeywell Spends Millions Each Year

•	Honeywell spent $11,460,000 in 2018 and 2019 on federal lobbying activities.
•	And since 2010, Honeywell has spent more than $59 million on federal lobbying.
•	Honeywell’s lobbying on a global treaty to limit hydrofluorocarbons has attracted media attention.[4]

State Lobbying – Information on Honeywell’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[5]
•	Honeywell’s state-level lobbying spending is likely significant. For example, a 2017 study looking at disclosures from the six states with the most robust reporting requirements found Honeywell spent $5,700,838 lobbying between 2012 and 2015.[6]
•	In New Jersey, Honeywell spent over $5.87 million on lobbying from 2010 – 2019.[7]
•	In California, Honeywell spent $1,002,500 from 2014 – 2019 on lobbying.[8]
•	While Honeywell has now disclosed the states in which it lobbies, the Company fails to disclose the aggregate amount spent on state lobbying. Nor does it directly provide its lobbying activity reports, but instead only provides links to the local jurisdiction’s lobbying disclosure website, which are difficult to navigate.

International Lobbying

•	Honeywell also lobbies abroad, reportedly spending between €500,000 - €599,000 on lobbying in Europe in 2018.[9]

Investors Face Trade Association Blind Spot as Honeywell Lags Peers

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[10]

4 “Trump drags feet on climate treaty, and Republicans aren’t happy,” Roll Call, May 13, 2019, https://www.rollcall.com/2019/05/13/trump-drags-feet-on-climate-treaty-and-republicans-arent-happy/.

5 “Wal-Mart Improves Lobbying Disclosure after Shareowner Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareowner-push-idUSKBN0NY0AH20150513.

6 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 31, https://www.weinberg.udel.edu/IIRCiResearchDocuments/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf

7 “Lobbying Annual Reports,” New Jersey Election Law Enforcement Commission, 2020, https://www.elec.state.nj.us/publicinformation/gaa_annual.htm.

8 “Lobbying Activity: Honeywell International, Inc.,” California Secretary of State, 2020, http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1224426&view=activity&session=2019.

9 “Honeywell Europe NV,” LobbyFacts.eu, 2020, https://lobbyfacts.eu/representative/9133528f61944bf18748febff4974334/honeywell-europe-nv.

10 “Top Spenders,” OpenSecrets.org, accessed March 19, 2019, https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

•	Honeywell shareowners face a trade association blind spot as Honeywell fails to disclose its trade association memberships. The Company’s most recent trade association disclosure notes Honeywell belongs to 16 trade associations which received more than $50,000 annually in membership dues and that the total amount of dues paid to trade associations is less than $5 million annually. However, there is no way for stakeholders to know how much is paid to each association in membership dues.
•	Additionally, Honeywell does not disclose the names of these trade associations, whether this disclosure captures all payments made to trade associations, or the portions of these payments used for lobbying.
•	Honeywell’s trade association disclosure lags many of its peer group members which disclose their trade association memberships, payments, and the amounts used for lobbying, including 3M, Deere, General Dynamics, General Electric, Lockheed Martin, Phillips 66, Raytheon and United Technologies.[11]
•	Honeywell sits on the board of the US Chamber of Commerce[12], which spent more than $172 million on lobbying in 2018 and 2019, yet Honeywell’s level of funding of the Chamber is secret.
•	In response to the current COVID-19 pandemic, Honeywell has committed to increasing production of N95 respirators and other personal protection equipment.[13] The US Chamber of Commerce, however, has lobbied the White House against the administration’s use of the Defense Production Act, which would enable the government to quickly accelerate the production of necessary medical equipment.[14]
•	Honeywell is listed as a member of the Business Roundtable (BRT),[15] which spent $43.15 million on federal lobbying in 2018 and 2019, and again, stakeholders do not know how much funding Honeywell provides to the Roundtable.
•	And Honeywell’s trade association disclosure leaves out social welfare organizations (501(c)(4) organizations), which can also lobby.

Trade Association Lobbying Can Cause Alignment Risk

•	We believe Honeywell’s undisclosed trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts company public positions.

11 3M, Deere, General Electric and Lockheed Martin disclose their trade association payments used for lobbying. General Dynamics, Phillips 66, Raytheon and United Technologies disclose also disclose their trade association payments, as well as the amounts of those payments used for lobbying.

12 “Board of Directors,” U.S. Chamber of Commerce, https://www.uschamber.com/about/board-directors.

13 “Honeywell, 3M to ramp up N95 face masks production,” Mass Device, March 23, 2020, https://www.massdevice.com/honeywell-3m-ramp-up-n95-face-masks-production/.

14 “Amid Widening Pandemic, Whitehouse, Warren Lead Call for Chamber of Commerce to Cease Lobbying Efforts That Are Endangering Public Health and the Economic Needs of Millions of Americans,” Sheldon Whitehouse U.S. Senator for Rhode Island, March 23, 2020, https://www.whitehouse.senate.gov/news/release/amid-widening-pandemic-whitehouse-warren-lead-call-for-chamber-of-commerce-to-cease-lobbying-efforts-that-are-endangering-public-health-and-the-economic-needs-of-millions-of-americans.

15 “Members,” Business Roundtable, http://businessroundtable.org/about/members.

•	For example, Honeywell signed an agreement to work with United Nations Environment Programme to combat and raise awareness around climate change,[16] yet the Chamber of Commerce undermined the Paris climate accord.[17]
•	And Honeywell signed the Business Roundtable Statement on the Purpose of the Corporation to be socially responsible,[18] yet the BRT is lobbying to limit the right of shareholders to file resolutions.[19]
•	Reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts may harm long-term value creation by Honeywell.

Companies Are Reporting Significant Lobbying Activities and Assessing Alignment

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations.[20] Examples of companies producing reports include Anglo American,[21] BP22 and Shell.[23]
•	Many companies are also signatories to the Global Reporting Initiative (GRI) and use the standards to help guide their sustainability reporting.
•	GRI Standard 415: Public Policy[24] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;
o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

16 “Honeywell and United Nations Environment Sign Strategic Partnership Agreement,” The News, March 12, 2018, https://www.achrnews.com/articles/136740-honeywell-and-united-nations-environment-sign-strategic-partnership-agreement.

17 “Paris Pullout Pits Chamber Against Some of Its Biggest Members,” Bloomberg, June 9, 2017, https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members.

18 “Statement on the Purpose of a Corporation,” Business Roundtable, August 2019, https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf.

19 “Corporate America is quietly working to suppress the voices of small investors,” CNN Business, November 8, 2019, https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html.

20 “BP is pulling out of three trade groups over climate policies,” Washington Post, February 25, 2020, https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/.

21 “Anglo American Industry Association Audit,” Anglo American, April 1, 2019, https://www.angloamerican.com/~/media/Files/A/Anglo-American-Group/PLC/sustainability/our-strategy/final-audit-statement-issued-01-04-19.pdf.

22 “BP Releases Trade Associations Report,” BP, February 25, 2020, https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html.

23 “Shell Publishes Reports on Industry Associations, Sustainability, and Payments to Governments,” Shell, April 2, 2019, https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html.

24 “GRI 415: Public Policy 2016,” GRI, 2018, https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/.

•	This means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated corporate polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[25]
•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company’s positions.[26]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[27] Following this, specific guidance for European Investor Expectations on Corporate Lobbying on Climate Change has been published by the Institutional Investors Group on Climate Change[28].
•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[29]

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that Honeywell has been ranked as a “Trendsetter” in the 2019 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Honeywell could, in fact, become a leader in lobbying disclosure as well.

25 “ICGN Political Lobbying and Donations,” International Corporate Governance Network, 2017, https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf.

26 “Converging on Climate Lobbying: Aligning Corporate Practice with Investor Expectations,” Principles for Responsible Investment, 2018, https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf.

27 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

28 “Annex 1: European Investors Expectations on Corporate Lobbying on Climate Change,” The Institutional Investors Group on Climate Change, October 2018, https://www.iigcc.org/download/investor-expectations-on-corporate-lobbying/?wpdmdl=1830&refresh=5e78717ef3ce91584951678.

29 “OECD Principles for Transparency and Integrity in Lobbying,” OECD, 2013, http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Honeywell has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareowners’ best interests.
•	Knowing our company’s lobbying activities and expenditures will be disclosed will assure shareowners and stakeholders that the board and management have sufficient oversight to ensure that the Company’s lobbying activities are aligned with its policies and values.

The well-documented reputational risks of Honeywell’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Honeywell’s current lobbying disclosures are inadequate to protect shareowner interests. We urge you to vote FOR Proposal 5, the shareowner proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Caroline Boden

Shareholder Advocacy Manager

Mercy Investment Services, Inc.

cboden@mercyinvestments.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Mercy Investment Services is not able to vote your proxies, nor does this communication contemplate such an event. Mercy Investment Services urges shareowners to vote for Proposal 5 following the instructions provided on management's proxy mailing.